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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          U.S. Office Products Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   912 325 107
                                 (CUSIP Number)

                               Franci J. Blassberg
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CDR-PC Acquisition, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES   7  SOLE VOTING POWER           0
BENEFICIALLY OWNED 8  SHARED VOTING POWER         16,417,988
BY EACH REPORTING  9  SOLE DISPOSITIVE POWER      0
PERSON WITH        10 SHARED DISPOSITIVE POWER    16,417,988

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON   16,417,988
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clayton, Dubilier & Rice Fund V Limited Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF SHARES   7  SOLE VOTING POWER           0
BENEFICIALLY OWNED 8  SHARED VOTING POWER         16,417,988
BY EACH REPORTING  9  SOLE DISPOSITIVE POWER      0
PERSON WITH        10 SHARED DISPOSITIVE POWER    16,417,988

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON   16,417,988
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Associates V Limited Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF SHARES   7  SOLE VOTING POWER           0
BENEFICIALLY OWNED 8  SHARED VOTING POWER         16,417,988
BY EACH REPORTING  9  SOLE DISPOSITIVE POWER      0
PERSON WITH        10 SHARED DISPOSITIVE POWER    16,417,988

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON   16,417,988
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Investment Associates II, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF SHARES   7  SOLE VOTING POWER           0
BENEFICIALLY OWNED 8  SHARED VOTING POWER         16,417,988
BY EACH REPORTING  9  SOLE DISPOSITIVE POWER      0
PERSON WITH        10 SHARED DISPOSITIVE POWER    16,417,988

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON   16,417,988
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

--------------------------------------------------------------------------------

            This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends the Schedule 13D filed on June 19, 1998 (the "Schedule 13D") on behalf of the reporting persons (the "Reporting Persons") identified on the cover pages of this Amendment No. 1 with respect to their beneficial ownership of the common stock, par value $.001 per share (the "Common Stock"), of U.S. Office Products Company, a Delaware corporation (the "Company").

ITEM 2. IDENTITY AND BACKGROUND.

            Item 2(b) of the Schedule 13D is amended by restating the third paragraph of such section in its entirety as follows:

                  The business address for Christopher Mackenzie is c/o Clayton,
            Dubilier & Rice Limited, 55 Grosvenor Street, London, England,
            W1X9DA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

            1999 INVESTMENT

                  On March 30, 1999, the Company entered into an Investment
            Agreement with CDR-PC, dated as of March 30, 1999 (the "1999 Investment Agreement"), pursuant to which, in exchange for aggregate consideration of $51 million:

                  (a) CDR-PC acquired 73,258.82 newly issued shares of Series A
            Non-Voting Participating Convertible Preferred Stock, par value $.001 per share (the "Preferred Shares"), of the Company having the terms set forth in Exhibit I of the 1999 Investment Agreement. Each Preferred Share automatically converts into 100 shares of Common Stock upon any sale or transfer to a third party not affiliated with CDR-PC;

                  (b) the Company and CDR-PC amended and restated the Warrants to reduce the exercise price and to make certain other changes in conformity with the amendments to the Investment Agreement described in section (d) below, as set forth in Exhibit II to the 1999 Investment Agreement. The exercise price of each Warrant, as amended and restated, is now $5.625, subject to adjustment as provided therein;

                  (c) the Company and CDR-PC amended and restated the Special
            Warrants to make certain changes in conformity with the amendments to the Investment Agreement described in section (d) below, as set forth in Exhibit III to the 1999 Investment Agreement;


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                  (d) the Company and CDR-PC amended the Investment Agreement to make certain changes to the transfer and standstill restrictions contained therein, as provided in Exhibit IV to the 1999 Investment Agreement; and

                  (e) the Company and CDR-PC amended the Registration Rights
            Agreement (as defined in Item 6) to provide that the rights granted thereunder extend to the Preferred Shares and any Common Stock issued on conversion thereof (the "Conversion Shares"), as provided in Exhibit V to the 1999 Investment Agreement.

                  A copy of the 1999 Investment Agreement, together with the exhibits thereto, is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. All descriptions of the 1999 Investment Agreement contained in this Schedule 13D are qualified in their entirety by reference to the text of the 1999 Investment Agreement.

                  The aggregate consideration paid under the 1999 Investment
            Agreement was $51 million. CDR-PC obtained such funds from Fund V, which obtained them from a capital contribution from its partners.

ITEM 4. PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by restating the first paragraph thereof in its entirety as follows:

                  Fund V is a private investment fund, controlled by Associates
            V and Associates II, Inc., that invests in equity and equity-related securities. The Common Stock and the Preferred Shares have been acquired by the Reporting Persons for investment purposes. Subject to certain restrictions set forth in the Investment Agreement and the 1999 Investment Agreement, the Reporting Persons may sell some or all of the Common Stock or Preferred Shares, either in the open market or in private transactions, depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock and the Preferred Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and further developments.

            Item 4 of the Schedule 13D is hereby amended by deleting the fifth and sixth paragraphs thereof and inserting in lieu thereof the following:

                  Certain other arrangements with respect to corporate
            governance are set forth in the Investment Agreement, attached as
            Exhibit 1 to this Schedule 13D and incorporated herein by reference, as amended pursuant to the 1999 Investment Agreement. All of CDR-PC's corporate governance rights under the Investment Agreement will expire on the


                                        2
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            earlier of June 10, 2003 or the date on which CDR-PC becomes the owner of more than 50% of the voting power represented by the Company's then-outstanding voting securities.

                  Under the terms of the Certificate of Designation of the
            Preferred Shares (the "Certificate of Designation") set forth in
            Exhibit I to the 1999 Investment Agreement, the Preferred Shares have one hundred votes per share and vote as a class with the Common Stock with respect to any merger, consolidation, sale or lease of all or substantially all of the Company's assets, or any agreement to do any of the forgoing. The Certificate of Designation also provides that the Company must obtain the affirmative vote of the holders of a majority of the outstanding Preferred Shares before undertaking, agreeing to undertake or initiating any proceeding for any reorganization, compromise or arrangement, dissolution, winding-up, liquidation or similar transaction involving the Company.

                  Other than as described above or as set forth in the
            Investment Agreement, the 1999 Investment Agreement or the Certificate of Designation, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a). However, with the right to nominate three of the members of the Board of Directors, the Reporting Persons expect to have the ability to influence any future decisions by the Company with respect to such actions.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

                  (a)(i) CDR-PC is the direct beneficial owner of (i) 9,092,106 shares of Common Stock, representing approximately 24.8% of the 36,629,413 shares of Common Stock outstanding on March 8, 1999 (as reported in the Company's quarterly report on Form 10-Q for the period ended January 23, 1999), and approximately 20.7% of the shares of Common Stock that would have been outstanding on such date presuming the conversion of the Preferred Shares, and (ii) 73,258.82 Preferred Shares, representing, on an as-converted basis, 7,325,882 shares of Common Stock or approximately 16.7% of the shares of Common Stock outstanding on March 8, 1999. By virtue of its ownership of the Preferred Shares, which automatically convert into shares of Common Stock upon a sale or transfer to a third party not affiliated with CDR-PC, CDR-PC may be deemed to be the beneficial owner of the shares of Common Stock into which the Preferred Shares are convertible.


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
                  (ii) By virtue of its position as the sole member of CDR-PC,
            Fund V may be deemed to be the beneficial owner of the shares of Common Stock and the Preferred Shares in which CDR-PC has direct beneficial ownership.

                  (iii) By virtue of its position as general partner of Fund V,
            Associates V may be deemed to be the beneficial owner of the shares of Common Stock and the Preferred Shares in which CDR-PC has direct beneficial ownership.

                  (iv) By virtue of its position as managing general partner of
            Associates V, Associates II, Inc. may be deemed to be the beneficial owner of the shares of Common Stock and the Preferred Shares in which CDR-PC has direct beneficial ownership.

                  (v) Each of Fund V, Associates V and Associates II, Inc.
            disclaims beneficial ownership of the shares of Common Stock and the Preferred Shares in which CDR-PC has direct beneficial ownership. Each of CDR-PC, Fund V, Associates V and Associates II, Inc. disclaims beneficial ownership of the shares of Common Stock into which the Preferred Shares are convertible.

                  (vi) Except as described in sections (a)(i)-(iv) of this Item
            5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock or the Preferred Shares in which CDR-PC has direct beneficial ownership.

                  (b) The persons listed in sections (a)(i)-(iv) of this Item 5 may (i) be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of the 9,092,106 shares of Common Stock in which CDR-PC has direct beneficial ownership, and
            (ii) be deemed to share the power to dispose or direct the disposition of the 7,325,882 shares of Common Stock into which the Preferred Shares are convertible.

                  (c) Pursuant to the Investment Agreement, upon the closing of the Equity Investment on the Closing Date, CDR-PC acquired from the Company 9,092,106 shares of Common Stock, the Warrants and the Special Warrants, for an aggregate consideration of $270 million. Pursuant to the terms of the Letter Agreement described in Item 6, below, interim adjustments were made to the Warrant and the Special Warrant, increasing by 110,814 and 53,657, respectively, the number of shares of Common Stock for which the are exercisable.

                  Pursuant to the 1999 Investment Agreement, on April 23, 1999,
            CDR-PC acquired from the Company 73,258.82 Preferred Shares, and the Warrants and the Special Warrants were amended and restated as described in Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


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            Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following sentence to the end of the first paragraph thereof:

                  On April 23, 1999, pursuant to the 1999 Investment Agreement, the Registration Rights Agreement was amended to provide that the rights granted thereunder extend to the Preferred Shares and the Conversion Shares.


            Item 6 of the Schedule 13D is hereby amended by inserting immediately before the last paragraph thereof, a new paragraph as follows:


                  On March 30, 1999, CDR-PC and the Company also entered into a letter agreement (the "1999 Letter Agreement"), providing that the Company will (i) if required, exchange for the certificate evidencing the Preferred Shares a new certificate, reflecting any change from the figure reported by the Company on April 23, 1999, in the number of shares of Common Stock outstanding as of such date, and (ii) exchange for the Warrant, the Special Warrant, and the certificate evidencing the shares of Common Stock purchased by CDR-PC pursuant to the Investment Agreement, a new Warrant, a new Special Warrant, and a new certificate, respectively, if necessary to reflect the adjustments required by the Letter Agreement described above. A copy of the 1999 Letter Agreement is attached as
            Exhibit 6 to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:


Exhibit 5 Investment Agreement, dated as of March 30, 1999, between the Company and CDR-PC.

Exhibit 6   Letter Agreement, dated March 30, 1999, between the Company and CDR-
            PC.


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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1999

                                    CDR-PC ACQUISITION, L.L.C.



                                    By:    /s/ Donald J. Gogel
                                        ------------------------
                                        Name:  Donald J. Gogel
                                        Title: President
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1999

                                    CLAYTON, DUBILIER & RICE FUND V
                                      LIMITED PARTNERSHIP

                                    By: CD&R Associates V Limited Partnership,
                                        the General Partner

                                    By: CD&R Investment Associates II, Inc.,
                                        its managing general partner.


                                    By:    /s/ William A. Barbe
                                        ------------------------
                                        Name:  William A. Barbe
                                        Title: Vice President, Secretary and
                                               Treasurer
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1999

                                    CD&R ASSOCIATES V LIMITED
                                      PARTNERSHIP

                                    By: CD&R Investment Associates II, Inc.,
                                          its managing general partner.


                                    By:    /s/ William A. Barbe
                                        -----------------------
                                        Name:  William A. Barbe
                                        Title: Vice President, Secretary and
                                               Treasurer
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1999

                                    CD&R INVESTMENT ASSOCIATES II, INC.


                                    By:    /s/ William A. Barbe
                                        -----------------------
                                        Name:  William A. Barbe
                                        Title: Vice President, Secretary and
                                               Treasurer
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                                  EXHIBIT INDEX


Exhibit No.                   Description

    5. Investment Agreement, dated as of March 30, 1999, between the Company and CDR-PC.

    6. Letter Agreement, dated March 30, 1999, between the Company and CDR-PC.


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